UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2003
Novogen Limited
(Translation of registrant's name into English)
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual
reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 3 December, 2003  By Ronald Lea Erratt, Company secretary


ASX & MEDIA RELEASE
3 DECEMBER 2003
NOVOGENS MARSHALL EDWARDS INC. SUBSIDIARY RECEIVES
US$10.1 MILLION
FROM WARRANTS EXERCISED

(Sydney, Australia, Stamford, Conn. U.S. 3 December 2003)
Novogen Limited (NASDAQ: NVGN) announced today that its Marshall Edwards Inc. subsidiary is in receipt of US$10.1 million from warrants exercised by Marshall Edwards shareholders.

Novogen is also listed in Australia (ASX:NRT), and manages its international research and development program using the expertise and clinical research capabilities of universities and hospitals in the U.S., Australia and other key international locations.